Copa Holdings Reports Net Income of US$113.8 Million and EPS of US$2.56 for the First Quarter of 2013

Excluding special items, adjusted net income came in at $124.4 million, or EPS of $2.80 per share

Panama City, Panama — May 13, 2013. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2013(1Q13). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2012 (1Q12).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$113.8 million for 1Q13, or diluted earnings per share (EPS) of US$2.56. Excluding special items, Copa Holdings would have reported an adjusted net income of $124.4 million, or $2.80 per share, a 37.3% increase over adjusted net income of US$90.6 million and US$2.04 per share for 1Q12.

▪	Operating income for 1Q13 came in at US$142.6 million, a 27.9% increase over operating income of US$111.6 million in 1Q12. Operating margin for the period came in at 22.2%, compared to 20.5% in 1Q12, as a result of lower unit costs.

▪	Total revenues increased 18.0% to US$641.3 million. Yield per passenger mile decreased 0.8% to 17.6 cents and operating revenue per available seat mile (RASM) decreased 1.5% to 14.0 cents. However, adjusting for a 6.3% increase in length of haul, yields and RASM increased 2.2% and 1.5%, respectively.

▪	For 1Q13, robust demand trends resulted in passenger traffic (RPMs) growth of 19.5% on a 19.9% capacity expansion. Consolidated load factor came in at 76.9%, or 0.3 percentage points below 1Q12.

▪	Operating cost per available seat mile (CASM) decreased 3.6%, from 11.3 cents in 1Q12 to 10.9 cents in 1Q13. CASM, excluding fuel, decreased 4.7% to 6.5 cents.

▪	Cash, short term and long term investments ended 1Q13 at US$733.4 million, representing 31.2% of the last twelve months’ revenues.

▪	During the first quarter, Copa Airlines took delivery of two Boeing 737-800 aircraft. As a result, Copa Holdings ended the quarter with a consolidated fleet of 85 aircraft.

▪	For 1Q13, Copa Holdings reported consolidated on-time performance of 90.0% and a flight-completion factor of 99.7%, maintaining its position among the best in the industry.

Consolidated Financial &
Operating Highlights	1Q13	1Q12	% Change	4Q12	% Change
Revenue Passengers Carried ('000)	1,926	1,714	12.4%	1,899	1.4%
RPMs (mm)	3,529	2,954	19.5%	3,366	4.8%
ASMs (mm)	4,590	3,829	19.9%	4,447	3.2%
Load Factor	76.9%	77.2%	-0.3 p.p.	75.7%	1.2 p.p.
Yield	17.6	17.7	-0.8%	17.1	2.8%
PRASM (US$ Cents)	13.5	13.7	-1.2%	12.9	4.4%
RASM (US$ Cents)	14.0	14.2	-1.5%	13.5	3.6%
CASM (US$ Cents)	10.9	11.3	-3.6%	11.1	-2.5%
CASM Excl. Fuel (US$ Cents)	6.5	6.8	-4.7%	6.8	-4.1%
Breakeven Load Factor (1)	58.7%	61.2%	-2.5 p.p.	61.6%	-2.9 p.p.
Fuel Gallons Consumed (Millions)	60.1	51.3	17.1%	58.4	2.9%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.34	3.33	0.4%	3.34	0.1%
Average Length of Haul (Miles)	1,832	1,724	6.3%	1,772	3.4%
Average Stage Length (Miles)	1,123	1,066	5.4%	1,090	3.1%
Departures	29,428	26,647	10.4%	29,555	-0.4%
Block Hours	84,490	73,394	15.1%	83,146	1.6%
Average Aircraft Utilization (Hours)	11.3	10.9	3.1%	11.0	2.7%
Operating Revenues (US$ mm)	641.3	543.3	18.0%	599.8	6.9%
Operating Income (US$ mm)	142.6	111.6	27.9%	104.3	36.8%
Operating Margin	22.2%	20.5%	1.7 p.p.	17.4%	4.9 p.p.
Net Income (US$ mm)	113.8	95.9	18.7%	86.6	31.4%
Adjusted Net Income (US$ mm) (1)	124.4	90.6	37.3%	89.3	39.3%
EPS - Basic and Diluted (US$)	2.56	2.16	18.5%	1.95	31.5%
Adjusted EPS - Basic and Diluted (US$) (1)	2.80	2.04	37.1%	2.01	39.4%
# of Shares - Basic and Diluted ('000)	44,387	44,341	0.1%	44,409	0.0%

(1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 1Q13, 1Q12, and 4Q12 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges. Additionally, for 1Q13 excludes a US$13.9 million charge related to the devaluation of the Venezuelan currency.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 1Q13 RESULTS

Copa Holdings first quarter results continued to benefit from positive demand trends, which resulted in solid load factors and yields, as well as lower unit costs. For 1Q13, the company reported operating income of US$142.6 million, a 27.9% increase over 1Q12. As a result, operating margin for the quarter stood at 22.2%, an increase of 1.7 percentage points over 1Q12.

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Consolidated operating revenues increased 18.0%, slightly below a 19.9% capacity expansion during the period. Load factor came in at 76.9%, or 0.3 percentage points below 1Q12, while yields decreased 0.8% to 17.6 cents. As a result, passenger revenues per ASM (PRASM) decreased 1.2%, from 13.7 cents in 1Q12 to 13.5 cents in 1Q13. However, adjusting for a 6.3% increase in length of haul, PRASM increased 1.9% over 1Q12.

Consolidated operating expenses for 1Q13 increased 15.5% to US$498.7 million, while consolidated operating expenses per ASM (CASM) decreased 3.6% to 10.9 cents. Excluding fuel costs, unit costs decreased 4.7% to 6.5 cents, mainly as a result of the dilution of fixed cost associated with increased capacity, an increase in average stage length and the timing of certain expenses.

Aircraft fuel expense increased 17.5% or US$29.9 million compared to 1Q12, mostly as a result of increased capacity. The Company’s effective jet fuel price, which includes realized hedge gains of US$2.3 million and US$4.5 million for 1Q13 and 1Q12, respectively, increased from an average of US$3.33 in 1Q12 to US$3.34 in 1Q13.

At the end of 1Q13, the Company had fuel hedges in place representing 31% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 31% in 2Q13, 35% in 3Q13 and 33% in 4Q13. For 2014 and 2015, the Company had hedged approximately 16% and 10%, respectively, of its forecasted fuel consumption.

The Company recorded a net non-operating expense of US$14.2 million for 1Q13 compared to a net non-operating expense of US$0.8 million for 1Q12. Non-operating income (expense) included a fuel hedge mark-to-market gain of US$3.4 million and a US$13.9 million loss related to the devaluation of the Venezuelan Bolivar, compared to a fuel hedge mark-to-market gain of US$5.3 million for 1Q12.

Copa Holdings closed the quarter with US$733.4 million in cash, short term and long term investments, representing 31.2% of last twelve months´ revenues. Total debt at the end of 1Q13 amounted to US$1.2 billion, all of which is related to aircraft and equipment financing.

Copa Holdings’ strong first quarter results are the product of solid and well executed business model which leverages the company’s unique competitive advantages, such as geographic position and infrastructure, among others, to operate the best and most convenient network for intra-Latin America travel from the Hub of the Americas in Panama. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2013

For 2013, the company continues to expect consolidated capacity growth in the range of 14%, as a result of the full year effect of capacity added in 2012 and the introduction of seven new 737-800 aircraft during 2013.

Despite a higher year over year load factor, we are now projecting unit revenues to come in at 13.6 cents, or flat over 2012, as a result of a lower fuel cost environment and its historical correlation with passenger yields. Additionally, we are maintaining our CASM ex-fuel at 6.6 cents, or approximately 3% below 2012 levels.

Nevertheless, factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$3.20 per gallon. As a result, the Company is improving its full year operating margin to a range of 19% to 21%, from its previous range of 18% to 20%.

Financial Outlook	2013 - Full Year Revised	2013 - Full Year Prior	2012 Actual
Capacity - YOY ASM Growth	+/-14%	+/-14%	24.1%
Average Load Factor	+/-76%	+/-76%	75.4%
RASM (cents)	+/-13.6	+/-13.7	13.6
CASM Ex-fuel (cents)	+/-6.6	+/-6.6	6.8
Operating Margin	19-21%	18-20%	17.9%

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 1Q13 totaled US$641.3 million, an 18.0% increase over operating revenue of US$543.3 million in 1Q12. This increase was due to an 18.5% or US$96.7 million increase in passenger revenue.

Passenger revenue. For 1Q13 passenger revenue totaled US$620.5 million, an 18.5% increase over passenger revenue of US$523.8 million in 1Q12. A 0.8% decline in passenger yield and a 0.3 percentage point decline in load factor led to a 1.2% decrease in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$20.8 million in 1Q13, a 6.9% increase over cargo, mail and other of US$19.4 million in 1Q12.

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Operating expenses

For 1Q13, consolidated operating expenses increased 15.5% to US$498.7 million, representing operating cost per available seat mile (CASM) of 10.9 cents. CASM, excluding fuel costs, decreased 4.7% to 6.5 cents. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 1Q13, aircraft fuel totaled US$200.8 million, a US$29.9 million or 17.5% increase over aircraft fuel of US$170.9 million in 1Q12. This increase was primarily a result of a 17.1% increase in gallons consumed and a 0.4% increase in the average price per gallon of jet fuel (all-in), which averaged US$3.34 in 1Q13 as compared to US$3.33 in 1Q12. The all-in average price per gallon of jet fuel for 1Q13 includes a $2.3 million fuel hedge gain, compared to a US$4.5 million gain in 1Q12. Excluding the effect of fuel hedge gains for both periods, fuel prices decreased 1.1%, from US$3.42 per gallon in 1Q12 to US$3.38 in 1Q13.

Salaries and benefits. For 1Q13, salaries and benefits totaled US$66.7 million, a 16.0% increase over salaries and benefits of US$57.5 million in 1Q12. The main driver was an increase in operating headcount to support additional capacity, as well as the full year effect of salary adjustments.

Passenger servicing. For 1Q13, passenger servicing totaled US$60.3 million, a 22.0% increase over passenger servicing of US$49.4 million in 1Q12. This increase resulted from the growth in our operations, higher effective rates related to on board and airport services.

Commissions. For 1Q13, commissions totaled US$24.3 million, a 9.2% increase over commissions of US$22.2 million in 1Q12. This increase was primarily a result a higher revenue base, partly offset by a lower average commission rate.

Reservations and sales. Reservations and sales totaled US$21.4 million, a 6.8% increase over reservation and sales of US$20.1 million in 1Q12. This increase was primarily a result of an 18.5% increase in passenger revenue, which was partly offset by lower advertising expenses due to timing.

Maintenance, material and repairs. For 1Q13, maintenance, material and repairs totaled US$22.3 million, an 8.5% increase over maintenance, material and repairs of US$20.5 million in 1Q12. This increase was a result of more repairs and materials as a result of an increase in operations.

Depreciation. Depreciation totaled US$24.8 million in 1Q13, a 20.9% increase over depreciation of US$20.5 million in 1Q12. This increase was primarily driven by additional aircraft and spares.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 15.9% from US$53.2 million in 1Q12 to US$61.6 million in 1Q13, primarily as a result of an increase in departures and additional aircraft rentals.

Other. Other expenses totaled US$16.4 million, a decline of US$0.9 million from 1Q12.

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Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net expense of US$14.2 million in 1Q13, compared to a net expense of US$0.8 million in 1Q12.

Interest expense. Interest expense totaled US$7.7 million in 1Q13, a 3.7% decline from interest expense of US$8.0 million in 1Q12, as a result of lower interest rates on our variable rate debt, partly offset by a higher outstanding debt balance.

Interest income. Interest income totaled US$2.7 million, an 18.3% increase over interest income of US$2.3 million in 1Q12, mainly as a result of a higher average cash and investments balance.

Other, net. Other, net totaled a net loss of US$9.2 million in 1Q13, compared to a net gain of US$4.9 million in 1Q12. Other, net, for 1Q13, Includes a fuel hedge mark-to-market gain of US$3.4 million and a US$13.9 million loss related to the devaluation of the Venezuelan Bolivar, compared to a fuel hedge mark-to-market gain of US$5.3 million for 1Q12.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 86 aircraft: 60 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2677

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q13	1Q12	Change	4Q12	Change
Operating Revenues
Passenger Revenue	620,488	523,812	18.5%	575,731	7.8%
Cargo, mail and other	20,793	19,444	6.9%	24,109	-13.8%
Total Operating Revenue	641,282	543,257	18.0%	599,839	6.9%

Operating Expenses
Aircraft fuel	200,773	170,875	17.5%	194,754	3.1%
Salaries and benefits	66,728	57,536	16.0%	65,782	1.4%
Passenger servicing	60,316	49,433	22.0%	59,788	0.9%
Commissions	24,260	22,223	9.2%	22,382	8.4%
Reservations and sales	21,449	20,090	6.8%	22,112	-3.0%
Maintenance, material and repairs	22,284	20,530	8.5%	24,311	-8.3%
Depreciation	24,806	20,526	20.9%	24,446	1.5%
Flight operations	29,479	25,039	17.7%	27,747	6.2%
Aircraft rentals	19,952	17,300	15.3%	19,472	2.5%
Landing fees and other rentals	12,195	10,846	12.4%	12,266	-0.6%
Other	16,412	17,300	-5.1%	22,510	-27.1%
Total Operating Expense	498,655	431,699	15.5%	495,570	0.6%

Operating Income	142,626	111,558	27.9%	104,269	36.8%

Non-operating Income (Expense):
Interest expense	(7,660)	(7,959)	-3.7%	(8,130)	-5.8%
Interest capitalized	0	0	nm	0	nm
Interest income	2,706	2,286	18.3%	3,427	-21.0%
Other, net	(9,195)	4,866	-289.0%	(2,721)	238.0%
Total Non-Operating Income/(Expense)	(14,150)	(806)	n/a	(7,424)	90.6%

Income before Income Taxes	128,476	110,751	16.0%	96,845	32.7%

Provision for Income Taxes	14,646	14,822	-1.2%	10,222	43.3%

Net Income	113,830	95,930	18.7%	86,623	31.4%

EPS - Basic and Diluted	2.56	2.16	18.5%	1.95	31.5%
Shares - Basic and Diluted	44,387,148	44,340,562	0.1%	44,409,211	0.0%

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Copa Holdings, S.A.

Balance Sheet - IFRS

(US$ Thousands)

	March 31,	December 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$325,184	$76,094
Short-term investments	349,628	575,009
Total cash, cash equivalents and short-term investments	674,812	651,103

Accounts receivable, net of allowance for doubtful accounts	174,537	135,207
Accounts receivable from related parties	1,121	1,129
Expendable parts and supplies, net of allowance for obsolescence	58,050	50,603
Prepaid expenses	56,767	63,120
Other current assets	19,687	16,328
Total Current Assets	984,974	917,490

Long-term investments	58,598	69,445

Property and Equipment:
Owned property and equipment:
Flight equipment	2,420,436	2,405,346
Other equipment	68,893	66,330
	2,489,329	2,471,676
Less: Accumulated depreciation	(456,281)	(432,589)
	2,033,048	2,039,087
Purchase deposits for flight equipment	271,916	245,544
Total Property and Equipment	2,304,964	2,284,631

Other Assets:
Net pension asset	10,618	10,009
Goodwill	26,612	27,575
Intangible asset	59,127	59,382
Other assets	122,357	110,968
Total Other Assets	218,714	207,934
Total Assets	$3,567,250	$3,479,500

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$122,414	$136,268
Accounts payable	114,498	104,975
Accounts payable to related parties	23,857	20,255
Air traffic liability	369,286	382,807
Taxes and interest payable	98,795	85,436
Accrued expenses payable	46,374	48,047
Other current liabilities	9,309	10,902
Total Current Liabilities	784,533	788,690

Non-Current Liabilities:
Long-term debt	1,038,793	1,069,836
Post employment benefits liability	6,322	6,340
Other long-term liabilities	46,285	43,726
Deferred tax liabilities	37,691	34,364
Total Non-Current Liabilities	1,129,091	1,154,266

Total Liabilities	1,913,624	1,942,956

Shareholders' Equity:
Class A - 33,418,117 shares issued and outstanding	22,630	22,591
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	42,363	40,660
Retained earnings	1,572,088	1,458,258
Accumulated other comprehensive income (loss)	9,078	7,569
Total Shareholders' Equity	1,653,626	1,536,544
Total Liabilities and Shareholders' Equity	$3,567,250	$3,479,500

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	1Q13	1Q12	4Q12

Net income as Reported	$113,830	$95,930	$86,623

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments	(3,376)	(5,328)	2,673
Loss due to devaluation of Venezuelan Bolivar	13,927
Adjusted Net Income	$124,381	$90,602	$89,296

Shares used for Computation (in thousands)
Basic and Diluted	44,387	44,341	44,409

Adjusted earnings per share - Basic and Diluted	2.80	2.04	2.01

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	1Q13	1Q12	4Q12

Operating Costs per ASM as Reported	10.9	11.3	11.1
Aircraft fuel per ASM	(4.4)	(4.5)	(4.4)
Operating Costs per ASM excluding fuel	6.5	6.8	6.8

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